UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

Big 5 Sporting Goods Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

08915P101
(CUSIP Number)

Stadium Capital Management, LLC 199 Elm Street New Canaan, CT 06840-5321 (203) 972-8235
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP 08915P101

CUSIP No. 08915P101	13D
(1) NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) Stadium Capital Management GP, L.P.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions)
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
-0- shares
(8) SHARED VOTING POWER
1,300,894 shares
(9) SOLE DISPOSITIVE POWER
-0- shares
(10) SHARED DISPOSITIVE POWER
1,300,894 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,300,894 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
(14) TYPE OF REPORTING PERSON (see instructions) PN

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CUSIP 08915P101

CUSIP No. 08915P101	13D
(1) NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) Stadium Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions)
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
-0- shares
(8) SHARED VOTING POWER
1,300,894 shares
(9) SOLE DISPOSITIVE POWER
-0- shares
(10) SHARED DISPOSITIVE POWER
1,300,894 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,300,894 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
(14) TYPE OF REPORTING PERSON (see instructions) IA, OO

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CUSIP 08915P101

CUSIP No. 08915P101	13D
(1) NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) Alexander M. Seaver
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions)
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
-0- shares
(8) SHARED VOTING POWER
1,300,894 shares
(9) SOLE DISPOSITIVE POWER
-0- shares
(10) SHARED DISPOSITIVE POWER
1,300,894 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,300,894 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
(14) TYPE OF REPORTING PERSON (see instructions) IN

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CUSIP 08915P101

CUSIP No. 08915P101	13D
(1) NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) Bradley R. Kent
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions)
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
-0- shares
(8) SHARED VOTING POWER
1,300,894 shares
(9) SOLE DISPOSITIVE POWER
-0- shares
(10) SHARED DISPOSITIVE POWER
1,300,894 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,300,894 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
(14) TYPE OF REPORTING PERSON (see instructions) IN

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CUSIP 08915P101

CUSIP No. 08915P101	13D
(1) NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) Stadium Capital Partners, L.P.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions)
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
-0- shares
(8) SHARED VOTING POWER
1,183,138 shares
(9) SOLE DISPOSITIVE POWER
-0- shares
(10) SHARED DISPOSITIVE POWER
1,183,138 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,183,138 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
(14) TYPE OF REPORTING PERSON (see instructions) PN

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CUSIP 08915P101

CUSIP No. 08915P101	13D
(1) NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) Stadium Capital Qualified Partners, L.P.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions)
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
-0- shares
(8) SHARED VOTING POWER
117,756 shares
(9) SOLE DISPOSITIVE POWER
-0- shares
(10) SHARED DISPOSITIVE POWER
117,756 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,756 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
(14) TYPE OF REPORTING PERSON (see instructions) PN

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CUSIP 08915P101

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the “Stock”) of Big 5 Sporting Goods Corporation (the “Issuer”). The principal executive office of the Issuer is located at 2525 E. El Segundo Boulevard, El Segundo, CA 90245.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Stadium Capital Management, LLC (“SCM”); Stadium Capital Management GP, L..P. (“SCMGP”); Alexander M. Seaver (“Seaver”); Bradley R. Kent (“Kent”); Stadium Capital Partners, L.P. (“SCP”); Stadium Capital Qualified Partners, L.P. (“SQP”) (collectively, the “Filers”).
SCP and SQP are filing this statement jointly with the other Filers, but not as member of a group and expressly disclaim membership in a group.

(b)	The business address of the Filers is 199 Elm Street, New Canaan, CT 06840-5321

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
SCM is an investment adviser and the general partner of SCMGP. Seaver and Kent are the managers of SCM. SCP and SQP are investment limited partnerships, of which SCMGP is the general partner.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 4 of the cover sheet for each Filer.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
SCM	Funds Under Management(1)	$11,668,733
SCP	Working Capital	$10,736,680
SQP	Working Capital	$932,052

(1)	Includes funds of SCP and SQP investors in the Stock.

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CUSIP 08915P101

Item 4. Purpose of Transaction

The Filers purchased shares of Stock for investment purposes.

The Filers are engaged in the investment advisory business. In pursuing this business, the Filers will routinely monitor the Issuer with regard to a wide variety of factors that affect their investment considerations, including, without limitation, current and anticipated future trading prices for the Stock and other securities, the Issuer’s operations, assets, prospects, financial position, and business development, Issuer’s management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations.

Depending on their evaluation of various factors, including those indicated above, the Filers may take such actions with respect to their holdings in the Issuer as they deem appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional shares of Stock in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares of Stock now owned or hereafter acquired by any of them. In addition, the Filers may from time to time enter into or unwind hedging or other derivative transactions with respect to the Stock or otherwise pledge their interests in the Stock as a means of obtaining liquidity. The Filers may from time to time cause any of Stadium Capital Partners, L.P. and Stadium Capital Qualified Partners, L.P. (the “Stadium Capital Funds”) to distribute in kind to their respective investors shares Stock owned by such Stadium Capital Funds. In addition, from time to time the Filers and their representatives and advisers may communicate with other stockholders, industry participants and other interested parties concerning the Issuer. Further, the Filers reserve the right to act in concert with any other stockholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer’s management, the Issuer’s Board of Directors (the “Board”) and the stockholders of the Issuer. Any of the foregoing actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization.

As previously disclosed, in 2011 SCM began discussions with the management of the Issuer regarding board composition, and specifically about having an SCM representative join the Board. On October 25, 2011, the Board appointed the Filers’ designee, Dominic P. DeMarco, to the Board.

On December 18, 2014, SCM submitted a stockholder proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, to the Issuer for inclusion in the Issuer’s proxy statement for its 2015 Annual Meeting of Stockholders (the “2015 Annual Meeting”). The text of the stockholder proposal was attached as Exhibit B to the Filers’ prior Schedule 13D and incorporated therein by reference. The stockholder proposal urges the Board to take all necessary steps to eliminate the classification of the Board and to require that all directors be elected on an annual basis instead of once every three years.

On December 18, 2014, SCM also submitted a letter to the Board outlining some of its concerns with the Issuer’s corporate governance practices. The letter notes that Mr. DeMarco previously suggested that the Issuer (i) repeal the classification of the Board; (ii) adopt majority voting in director elections; and (iii) eliminate the supermajority vote requirements in its charter and bylaws. The letter further states that SCM (i) is submitting the stockholder proposal described above; and (ii) invites its fellow stockholders to submit their own Rule 14a-8 stockholder proposals to the Issuer prior to the deadline of January 1, 2015. A copy of the letter was attached as Exhibit C to the Filers’ prior Schedule 13D and incorporated therein by reference.

On January 21, 2015, Mr. DeMarco submitted a letter to the Chairman of the Board outlining his concerns with the Board’s decision on January 19, 2015, to (i) create a special committee that has the full authority to take “all actions” and make all decisions that the “full Board would be empowered to take or make”; and (ii) exclude Mr. DeMarco, and Mr. DeMarco alone, from this “Super Committee”. The letter asserts that the formation of such a committee is premised upon an alleged conflict of interest between SCM and other non-management stockholders that is non-existent. It further states that the Board ignored the potential conflicts of other directors, and deliberately crafted the committee in an overly broad manner to effectively exclude Mr. DeMarco from all Board business. The letter also notes that the stockholders of the Issuer must soon determine how to best respond to the Board’s actions and that non-management stockholders have tolerated negative stockholder returns, poor governance and limited accountability at the Issuer for far too long. A copy of the letter was attached as Exhibit D to the Filers’ prior Schedule 13D and incorporated therein by reference.

On February 4, 2015, Mr. DeMarco submitted a letter to the Chairman of the Board in response to a letter from the Chairman to Mr. DeMarco dated January 30, 2015. Mr. DeMarco’s letter reiterates that there is no conflict between SCM and other non-management stockholders, and examines the potential conflicts of the other current members of the Board. Further, the letter corrects certain misstatements made by the Chairman regarding SCM’s history of governance concerns with the Issuer and motivations for seeking governance improvements. In addition, the letter asserts that the Chairman continues to be deliberately vague about the scope and purpose of the “Super Committee” formed on January 19, 2015. Finally, the letter refutes the insinuation that Mr. DeMarco has improperly shared confidential Board matters. A copy of the letter was attached as Exhibit E to the Filers’ prior Schedule 13D and incorporated therein by reference.

On March 17, 2015, SCP submitted a letter to the Issuer (the “Nomination Letter”) nominating Dominic P. DeMarco, Nicholas Donatiello, Jr. and Michael J. McConnell (collectively, the “Nominees”) for election to the Board at the Issuer’s 2015 Annual Meeting of Stockholders. In its Nomination Letter, SCP also reserved the right to further nominate, substitute or add additional persons in the event that (a) the Issuer purports to increase the number of directorships; (b) the Issuer makes or announces any changes to its bylaws or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying any of the Nominees; or (c) any of the Nominees is unable or hereafter becomes unwilling for any reason to serve as a director.

On March 17, 2015, SCM issued a press release regarding the submission of the Nomination Letter and containing the text of a letter submitted to the Chairman of the Board. Among other things, the letter highlights the Issuer’s underperformance over the last one, five and ten years relative to its peer group, the S&P 600 Retailing Index and the Russell 2000. In addition, the letter notes the Issuer’s poor governance practices and the need for a fresh perspective on the Board. The press release was attached as Exhibit F to the Filers’ prior Schedule 13D and incorporated therein by reference.

On April 30, 2015, (i) the Issuer, (ii) SCM, SCMGP, SCP and SQP (collectively, “Stadium”), (iii) Mr. DeMarco and (iv) Nicholas Donatiello, Jr. entered into a Settlement Agreement (the “Settlement Agreement”). Under the terms of the Settlement Agreement, in addition to David R. Jessick, the Issuer agreed to nominate Mr. DeMarco for re-election and Mr. Donatiello for election to the Board at the 2015 Annual Meeting as Class A Directors.

The Issuer also agreed to expand the Board from seven to eight members and appoint Robert C. Galvin to the Board as a Class A Director as soon as practicable after the 2015 Annual Meeting. If Mr. Galvin is not available to serve as a director, then the Issuer and Stadium will agree upon one candidate from a pool of candidates identified by an executive search firm.

The Issuer also agreed to recommend that the stockholders of the Issuer vote at the 2015 Annual Meeting in favor of (i) the Issuer’s precatory proposal (the “Majority Voting Proposal”) regarding the implementation of a majority voting standard in uncontested elections of directors (a “Majority Voting Standard”); (ii) the Issuer’s precatory proposal (the “Supermajority Voting Proposal”) regarding the elimination of certain provisions in the Issuer’s charter and bylaws that require the affirmative vote of at least 80% of the voting power of all of the Issuer’s then-outstanding shares of common stock (the “Supermajority Voting Provisions”); and (iii) SCM’s stockholder proposal relating to the elimination of the classified structure of the Board (the “Declassified Board Proposal”).

If the Majority Voting Proposal receives a majority of the votes cast at the 2015 Annual Meeting with respect to such proposal, then, within 30 days after the 2015 Annual Meeting, the Board will take all actions necessary to amend the Issuer’s bylaws to implement a Majority Voting Standard.

If the Supermajority Voting Proposal receives a majority of the votes cast at the 2015 Annual Meeting with respect to such proposal, then, at the Issuer’s 2016 Annual Meeting of Stockholders (the “2016 Annual Meeting”), the Board will present to the stockholders of the Issuer, and will recommend that the stockholders of the Issuer vote in favor of, amendments to the Issuer’s charter and bylaws to eliminate any Supermajority Voting Provision in the charter and bylaws.

If the Declassified Board Proposal receives a majority of the votes cast at the 2015 Annual Meeting with respect to such proposal, then, at the 2016 Annual Meeting, the Board will present to the stockholders of the Issuer, and will recommend that the stockholders of the Issuer vote in favor of, an amendment to the Issuer’s charter to eliminate the classification of the Board and provide for the annual election of all directors. If such proposal receives the requisite number of votes to effect such action at the 2016 Annual Meeting, then the directors elected at the 2016 Annual Meeting will serve a one-year term expiring at the Issuer’s 2017 Annual Meeting of Stockholders (the “2017 Annual Meeting”) and the directors elected or appointed prior to the 2016 Annual Meeting will finish their respective terms.

Under the terms of the Settlement Agreement, the Issuer also agreed to establish a three-person Value Creation Committee of the Board (the “Value Creation Committee”) following the 2015 Annual Meeting to review the Issuer’s business, operations, capital allocations and strategy and to make recommendations to the Board on these issues. The Value Creation Committee will dissolve automatically at the end of the Standstill Period (defined below) unless extended by the Board.

Stadium is subject to certain standstill restrictions during the period from the date of the Settlement Agreement until the earlier of (i) 10 days prior to the deadline for submission of stockholder nominees for the 2016 Annual Meeting; or (ii) 100 days prior to the first anniversary of the 2015 Annual Meeting (such period, the “Standstill Period”). During the Standstill Period, Stadium is subject to customary standstill and voting obligations, including, among other things, that Stadium and its affiliates and associates will not acquire beneficial ownership of 14% or more of the outstanding Stock or participate in a proxy solicitation. Additionally, Stadium agreed not to use or proceed with the proxy statement it filed in connection with the 2015 Annual Meeting, and to vote all of its shares in favor of the election of Messrs. DeMarco, Donatiello and Jessick, the Issuer’s “say-on-pay” proposal, the ratification of the Issuer’s auditors, the Majority Voting Proposal, the Supermajority Voting Proposal and the Declassified Board Proposal. The Issuer also agreed to reimburse Stadium for its reasonable and documented fees and expenses (including but not limited to legal expenses) in an amount not to exceed $195,000.

The foregoing summary of the Settlement Agreement is not complete and is qualified in its entirety by reference to, and should be read in conjunction with, the complete text of the Settlement Agreement, which was attached as Exhibit G to the Filers’ prior Schedule 13D and is incorporated therein by reference.

On May 1, 2015, the Issuer issued a press release announcing the Settlement Agreement and related matters. A copy of the letter was attached as Exhibit H to the Filers’ prior Schedule 13D and incorporated therein by reference.

On March 4, 2016, (i) the Issuer, (ii) Stadium, (iii) Mr. DeMarco and (iv) Mr. Donatiello entered into an Amendment to Settlement Agreement (the “Amendment”), which extended and modified portions of the Settlement Agreement.

Under the terms of the Amendment, the parties agreed to extend the Standstill Period until the earlier of (i) 10 days prior to the deadline for submission of stockholder nominees for the 2017 Annual Meeting or (ii) 100 days prior to the first anniversary of the 2016 Annual Meeting.

Stadium also agreed to vote all of its shares at the 2016 Annual Meeting in favor of (i) the re-election to the Board of any individual who is a director of the Issuer as of the date of the Amendment, subject, in each case, to the nomination of such director by the Board; (ii) a proposal by the Board to amend the Issuer’s charter to eliminate the classification of the Board on a phased-in basis and provide for the annual election of directors beginning in 2016; (iii) a proposal by the Board to amend the Issuer’s charter and bylaws to eliminate any provisions that require the affirmative vote of at least 80% of all of the Issuer’s then-outstanding shares of common stock; (iv) the “say-on-pay” vote regarding the compensation paid to the Issuer’s named executive officers; and (v) the ratification of the appointment of Deloitte & Touche LLP to serve as the Issuer’s independent auditors for fiscal year 2016.

Under the terms of the Amendment, the parties also agreed to increase the size of the Value Creation Committee from three members to four, and to add Steven G. Miller as the fourth member of the Value Creation Committee. The Value Creation Committee will dissolve automatically at the end of the Standstill Period unless extended by the Board.

The foregoing summary of the Amendment is not complete and is qualified in its entirety by reference to, and should be read in conjunction with, the complete text of the Amendment, which was attached as Exhibit I to the Filers’ prior Schedule 13D and is incorporated therein by reference.

On September 9, 2016, Stadium issued a press release announcing Mr. DeMarco’s resignation from the Board, effective immediately, after nearly five years of service. In the opinion of Mr. DeMarco and Stadium, there has been a significant improvement in the composition, governance and structure of the Board as a result of the Settlement Agreement. Additionally, it is the opinion of Mr. DeMarco and Stadium that the efforts of the Value Creation Committee, which was formed as a result of the Settlement Agreement to review the Issuer’s business, operations, capital allocations and strategy and to make recommendations to the Board on these issues, are largely complete, with the Board having approved a slate of recommendations at its latest meeting. Thus, Stadium and Mr.. DeMarco concluded that it was an appropriate juncture for Mr. DeMarco to eliminate the substantial time commitment of serving on the Board. Under the terms of the Settlement Agreement, Stadium has the right to name a director to replace Mr. DeMarco, and intends to name an exceptionally qualified, independent individual who will help the Issuer make continued progress in strategic planning, capital allocation and corporate governance. The press release issued by Stadium was attached as Exhibit J to the Filers’ prior Schedule 13D and incorporated therein by reference.

On October 10, 2016, (i) the Issuer, (ii) Stadium, (iii) Mr. DeMarco and (iv) Mr. Donatiello entered into a Second Amendment to Settlement Agreement (the “Second Amendment”), which modified portions of the Settlement Agreement. Under the terms of the Second Amendment, the parties agreed that prior to December 1, 2016, (i) Stadium shall not name a director to replace Mr. DeMarco and (ii) the Board and all committees and subcommittees of the Board shall not seek to increase the Board to more than seven members.

Under the terms of the Second Amendment, the parties also agreed that: (i) Mr. Donatiello shall be added to the Compensation Committee of the Board to replace Mr. DeMarco; (ii) Robert C. Galvin will assume Mr. DeMarco’s role as Co-Chairman of the Value Creation Committee, with that committee reduced to three members; and (iii) the Board shall name Van Honeycutt to the newly created role of Lead Independent Director.

The foregoing summary of the Second Amendment is not complete and is qualified in its entirety by reference to, and should be read in conjunction with, the complete text of the Second Amendment, which was attached as Exhibit K to the Filers’ prior Schedule 13D and is incorporated therein by reference.

Except as set forth in this statement, the Filers do not presently have any additional plans or proposals that relate to or would result in any of the transactions, events or actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer’s cover page.

Except as set forth in Schedule A, none of the Filers has effected any transactions in the Stock since the Filers’ last Schedule 13D filing.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

SCM is the investment adviser of its clients pursuant to investment management agreements or limited partnership agreements providing to SCM the authority, among other things, to invest the funds of such clients in the Stock, to vote and dispose of the Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains. Pursuant to such investment management agreements, SCM (or SCMGP) is entitled to fees based on assets under management and realized and unrealized gains.

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CUSIP 08915P101

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
A	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.*

* Previously filed.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November __ 2016

STADIUM CAPITAL MANAGEMENT, LLC By: Alexander M. Seaver, Manager	STADIUM CAPITAL PARTNERS, L.P. By: Stadium Capital Management GP, L.P. General Partner By: Stadium Capital Management, LLC General Partner By: Alexander M. Seaver, Manager
STADIUM CAPITAL MANAGEMENT GP, L.P. By: Stadium Capital Management, LLC General Partner By Alexander M. Seaver, Manager	STADIUM CAPITAL QUALIFIED PARTNERS, L.P. By: Stadium Capital Management GP, L.P. General Partner By: Stadium Capital Management, LLC General Partner By: Alexander M. Seaver, Manager
Alexander M. Seaver Bradley R. Kent

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CUSIP 08915P101

SCHEDULE A

TRANSACTIONS BY THE FILERS SINCE LAST FILING

Filer	Transaction Date	Purchase or Sale	Quantity	Price per Share (excluding commissions)	How Effected
SCP	11/15/2016	Sell	49,697	$19.1625	Open Market
SCP	11/15/2016	Sell	13,660	$19.2000	Open Market
SQP	11/15/2016	Sell	4,877	$19.1625	Open Market
SQP	11/15/2016	Sell	1,340	$19.2000	Open Market
SCP	11/16/2016	Sell	59,168	$19.8299	Open Market
SQP	11/16/2016	Sell	5,806	$19.8299	Open Market
SCP	11/17/2016	Sell	61,660	$19.8996	Open Market
SCP	11/17/2016	Sell	18,213	$19.9000	Open Market
SQP	11/17/2016	Sell	6,049	$19.8996	Open Market
SQP	11/17/2016	Sell	1,787	$19.9000	Open Market
SCP	11/18/2016	Sell	46,879	$19.7780	Open Market
SCP	11/18/2016	Sell	18,214	$20.1500	Open Market
SQP	11/18/2016	Sell	4,598	$19.7780	Open Market
SQP	11/18/2016	Sell	1,786	$20.1500	Open Market
SCP	11/21/2016	Sell	45,340	$19.7108	Open Market
SQP	11/21/2016	Sell	4,447	$19.7108	Open Market
SCP	11/22/2016	Sell	82,815	$19.7526	Open Market
SQP	11/22/2016	Sell	8,121	$19.7526	Open Market
SCP	11/23/2016	Sell	53,238	$19.6948	Open Market
SCP	11/23/2016	Sell	59,196	$19.6500	Open Market
SQP	11/23/2016	Sell	5,220	$19.6948	Open Market
SQP	11/23/2016	Sell	5,804	$19.6500	Open Market
SCP	11/25/2016	Sell	4,463	$19.6612	Open Market
SQP	11/25/2016	Sell	437	$19.6612	Open Market
11

CUSIP 08915P101

EXHIBIT INDEX

Exhibit No.	Description
A	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.*

* Previously filed.